May 27, 2016

Via EDGAR

Cecilia Blye

Chief, Office of Global Security Risk

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Dear Ms. Blye:

Re:	RELX PLC

Form 20-F for Fiscal Year Ended December 31, 2015

Filed March 8, 2016

File No. 001-13334

RELX NV

Form 20-F for Fiscal Year Ended December 31, 2015

Filed March 8, 2016

File No. 001-13688

We are writing to respond to the comments set forth in the letter of the staff of the Securities and Exchange Commission (the “staff”) dated May 17, 2016 (the “comment letter”) relating to the above -referenced Annual Report on Form 20-F.

In responding to your comments, RELX PLC and RELX NV (the “Companies”) acknowledge that:

•	they are responsible for the adequacy and accuracy of the disclosure in the filing;

•	the staff’s comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	they may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience we have repeated below in italics the comments set forth in the comment letter.

General

1. In your letter to us dated July 12, 2013, you discussed your contacts with Sudan and Syria, and stated that you expected to continue to have similar contacts in the future. As you are aware, Sudan and Syria are designated as state sponsors of terrorism by the U.S. Department of State, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include information about contacts with Sudan or Syria. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria, whether through direct or indirect arrangements, since the referenced letter. You should describe any products, information, technical support or services you have provided or intend to provide into Sudan and Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had or intend to have with the governments of those countries or entities they control.

May 27, 2016	- 2 -	Securities and Exchange Commission

Our response to this comment is provided by reporting segment for the fiscal years ended December 31, 2013, 2014 and 2015 to facilitate a clear explanation. Quantitative information regarding subsequent periods is not yet available, but we do not expect any significant changes from the periods discussed below.

RELX PLC and RELX NV each own a percentage of the shares of RELX Group plc. RELX Group is a global provider of information and analytics for professional and business customers across industries. As used in this letter, the terms “RELX,” “we,” or “us” refer collectively, to RELX PLC, RELX NV, RELX Group plc and its subsidiaries, associates and joint ventures.

Scientific, Technical & Medical

Scientific, Technical & Medical (“STM”) is the name of the segment within RELX comprised of legal entities engaged in scientific, technical and medical publishing. Total revenues for STM in the three years ended December 31, 2013, 2014 and 2015 were £2.1 billion, £2.0 billion and £2.1 billion, respectively.

With respect to STM, sales in Sudan and Syria (the “referenced countries”) during the last three fiscal years represent sales of printed journals and subscriptions to scientific and medical databases reflected in RELX’s STM segment. Non-U.S. companies within the STM segment have identified subscriptions by persons or entities with correspondence addresses in the referenced countries to electronic editions of journals and scientific and medical databases. Total revenues from the referenced countries were £0.09 million, £0.16 million and £0.11 million for the years ended December 31, 2013, 2014 and 2015, respectively, or less than 0.01% of STM’s revenues for each of those fiscal years.

To the extent that the transactions involve published materials prepared, sold and/or owned or controlled by U.S. companies, employees or contract workers in the STM segment, the OFAC regulations do not apply, as these commercial transactions involve pre-existing informational materials, and the OFAC regulations include an exemption for sales of such materials and a General License permitting activities necessary and incident to the publishing and marketing of such materials. All transactions between entities in the STM segment and persons or entities from the referenced countries have been made in compliance with applicable laws in the relevant jurisdictions.

We expect to continue to provide products similar in nature as those outlined above and in a similar immaterial quantum.

Exhibitions

Exhibitions is the name of the segment within RELX comprised of legal entities that organise trade shows and conferences. Exhibitions’ portfolio of exhibitions and conferences serves 43 industry sectors across the Americas, Europe, the Middle East, Africa and Asia Pacific. The services provided by entities in the Exhibitions segment to exhibitors principally consist of the provision of a stand at an event and the promotion of that event to potential visitors. Total revenues for Exhibitions for the years ended December 31, 2013, 2014 and 2015 were £862 million, £890 million and £857 million, respectively.

Entities that operate in the Exhibitions segment and that are subject to U.S. trade sanction laws have not entered into any transactions with persons or entities from the referenced countries, and there have been no exhibitors at Exhibitions shows in the United States from those countries. Such entities are, therefore, fully in compliance with applicable U.S. trade sanction laws.

Entities that operate in the Exhibitions segment and that are not subject to U.S. trade sanction laws have, in compliance with any other applicable sanction laws, organised a small number of trade shows at which the exhibitors have included persons or entities with correspondence addresses in the referenced countries. In the years ended December 31, 2013, 2014 and 2015, the total number of exhibitors from the referenced countries were 2, 3 and 1, respectively (or less than 0.01% of Exhibitions’ total exhibitors in each year).

Total revenues from exhibitors with correspondence addresses in the referenced countries were less than £0.01

RELX PLC	1-3 Strand	Telephone +44 (0)20 7930 7077	Registered Office 1-3 Strand, London
	London	Fax +44 (0)20 7166 5799	WC2N 5JR
	WC2N 5JR	www.relx.com	Registered in England number 77536

May 27, 2016	- 3 -	Securities and Exchange Commission

million in each of the three years ended December 31, 2013, 2014 and 2015, or less than 0.01% of Exhibitions’ revenues for each of those fiscal years.

We expect to continue to provide products similar in nature as those outlined above and in a similar immaterial quantum.

Risk & Business Analytics

Risk & Business Analytics is the name of the segment within RELX comprised of legal entities that provide data services and information solutions to businesses across industries globally. Total revenues for the Risk & Business Analytics segment in the three years ended December 31, 2013, 2014 and 2015 were £1.5 billion, £1.4 billion and £1.6 billion, respectively.

Records maintained by the Risk & Business Analytics segment indicate that sales were made to persons in the referenced countries during the years ended December 31, 2013, 2014 and 2015. The revenues generated from these sales were no greater than £0.03 million, or less than 0.01% of annual Risk & Business Analytics’ revenues for each of those fiscal years. We believe that these transactions were conducted in compliance with all applicable trade sanction regulations. These sales were allowed under the informational materials exemption or Publishing General License, or there was no U.S. person, entity, content or currency involved in the transaction.

We expect to continue to provide products similar in nature as those outlined above and in a similar immaterial quantum.

Legal

Legal is the name of the segment within RELX comprised of legal entities that provide information and analytics to professionals in legal, corporate, government and non-profit organisations. Total revenues for the Legal segment in the three years ended December 31, 2013, 2014 and 2015 were £1.6 billion, £1.4 billion and £1.4 billion, respectively.

Records maintained by the Legal segment indicate that there was one subscription purchased by a Sudanese entity during the years ended December 31, 2013, 2014 and 2015. The total amount of the sale was £45 and was made in compliance with all applicable trade sanction regulations.

2. Please discuss for us the materiality of the contacts with Sudan and Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan or Syria.

The transactions and contacts described in the response to Comment 1 are neither quantitatively nor qualitatively material. Total revenues derived from the referenced countries in the years ended December 31, 2013, 2014 and 2015 were £0.11 million, £0.19 million and £0.14 million, respectively, compared with total RELX’s revenues of £6.0 billion, £5.8 billion and £6.0 billion in the years ended December 31, 2013, 2014 and 2015, respectively. Quantitatively, we consider these amounts to be immaterial when compared to RELX’s total revenues in each of the fiscal years in question. Similarly we also consider the revenues (as disclosed in our response to Comment 1) to be immaterial to each of our reportable segments, in each reporting period covered by the 20-F.

From a qualitative perspective, we respectfully advise the staff:

RELX PLC	1-3 Strand	Telephone +44 (0)20 7930 7077	Registered Office 1-3 Strand, London
	London	Fax +44 (0)20 7166 5799	WC2N 5JR
	WC2N 5JR	www.relx.com	Registered in England number 77536

May 27, 2016	- 4 -	Securities and Exchange Commission

•	For investors that might view these sales as sensitive, we note that all of the sales have been made in compliance with applicable laws in the jurisdictions in which the relevant businesses are organised and operate.

•	Where sales have been made from the United States or with any other U.S. connection (such as sales of products containing U.S. content, involving U.S. persons or paid for with U.S. dollars), they have been made in accordance with applicable OFAC regulations and permitted exemptions relating to the sale of informational materials.

•	So far as RELX is aware, none of the governments of the referenced countries, or persons or entities controlled by those governments, received cash or acted as intermediaries in connection with the transactions and contacts described above.

•	No RELX entity has physical operations or personnel based in any referenced country, nor have they had physical operations or personnel stationed in any referenced country while the sanctions were in place.

•	We are committed to conducting our business in full compliance with applicable laws, rules and regulations, including, but not limited to, applicable export control, economic sanctions and other law and regulations related to international trade and, accordingly, we maintain a robust compliance program, complete with dedicated personnel and specific policies and procedures to ensure our operations comply with such laws, rules and regulations.

•	We have not experienced any negative investor sentiment (inquiry or objection) to the referenced sales.

In light of the aforementioned qualitative factors, coupled with the immaterial quantitative nature of these sales in relation to our overall business during the periods covered by the 20-F (and subsequently), we do not believe that the contacts we have with the referenced countries pose a material reputational risk to RELX or a material investment risk to its investors and stockholders.

Please contact me at 001 44 20 7166 5624 if you wish to discuss our responses to the comment letter.

Yours sincerely,

/s/ Nick Luff

Nick Luff

Chief Financial Officer, RELX PLC and RELX NV

cc:	Pradip Bhaumik

Anna Nguyen Parker

Division of Corporation Finance

Securities and Exchange Commission

Henry Udow, RELX Group plc, RELX PLC and RELX NV

Kenneth Thompson, II, RELX Group plc, RELX PLC and RELX NV

Mark Brod, Simpson Thacher & Bartlett LLP

RELX PLC	1-3 Strand	Telephone +44 (0)20 7930 7077	Registered Office 1-3 Strand, London
	London	Fax +44 (0)20 7166 5799	WC2N 5JR
	WC2N 5JR	www.relx.com	Registered in England number 77536